WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds                     File No.

WesMark West Virginia Municipal Bond Fund  	811-07925
WesMark Growth Fund          	                  811-07925
WesMark Balanced Fund                           811-07925
WesMark Bond Fund				            811-07925
WesMark Small Company Growth Fund		      811-07925


We have examined management's assertion about the WesMark
Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of June 28, 2002 included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of June 28, 2002, and with respect to agreement of security purchases and sales, for the period from October 26, 2001 (the date of our last examination) through June 28, 2002:

1.  Confirmation of all securities held by the Federal
Reserve Book Entry System (FED) and/or by The Depository
Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 20 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 28, 2002 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Pittsburgh, PA

July 25, 2002






Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


July 25, 2002

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

In connection with your attestation engagement as of June 28, 2002, relating to the WesMark Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of WesBanco Wheeling, the Custodian of the WesMark Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3. The Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 28, 2002 and from
October 26, 2001 (last examination date) through
June 28, 2002, with respect to securities reflected in the investment account of the WesMark Funds.

4. We have no knowledge of significant matters that are contrary to your findings.


David B. Ellwood
WesBanco Bank, Inc.
Senior Vice President
Investment Department